SO 3/21/05

SECURITI 05039772 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burt Martin Arnold Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Silver Spur Rd. Suite 100
(No. and Street)

Rolling Hills Estates (City) CA (State) 90274 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sami Sacli 310-544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

7535 East Hampden Ave. Suite 109 (Address) Denver (City) CO (State) 80231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BURT MARTIN ARNOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURT MARTIN ARNOLD SECURITIES INC., as of FEBRUARY 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY Z. ARNOLD
Commission # 1533040
Notary Public - California
Los Angeles County
My Comm. Expires Dec 9, 2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ____________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burt Martin Arnold Securities, Inc.

As of and for the Year Ended
December 31, 2004

Burt Martin Arnold Securities, Inc.
Table of Contents

	Page
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission	11
Report on Internal Control	12-13

STARK ◇ WINTER ◇ SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Burt Martin Arnold Securities, Inc.

We have audited the accompanying statement of financial condition of Burt Martin Arnold Securities, Inc. at December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burt Martin Arnold Securities, Inc. as of December 31, 2004, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 25, 2004

Burt Martin Arnold Securities, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$	68,031
Receivable from clearing organization		202,704
Marketable securities		23
Prepaid expenses		11,453
Due from related party		19,633
Property and equipment, net		25,485
Deposits		17,143
	$	344,472

LIABILITIES AND AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	96,479
Income taxes payable		6,474
		102,953
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		181,300
Retained earnings		59,219
		241,519
	$	344,472

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2004

REVENUES		
Brokerage commisions	$	833,659
Other trading income		264,057
Unrealized (loss) on marketable securities		(909)
Interest		10,949
Total revenue		1,107,756
EXPENSES		
Employee compensation		688,165
Clearing fees and costs		73,293
Office expenses		113,584
Professional fees		45,338
Travel and entertainment		40,063
Other expenses		153,324
Interest		927
Total expenses		1,114,694
(LOSS) BEFORE BENEFIT FROM INCOME TAXES		(6,938)
BENEFIT FROM INCOME TAXES		6,700
NET (LOSS)	$	(238)

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock				
	Number of Shares	Amount	Additional Paid-in capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	100,000	$ 1,000	$ 181,300	$ 59,457	$ 241,757
Net (loss)	-	-	-	(238)	(238)
Balance, December 31, 2004	100,000	$ 1,000	$ 181,300	$ 59,219	$ 241,519

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

OPERATING ACTIVITIES		
Net (loss)	$	(238)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,948
Unrealized loss on investments		909
Changes in:		
Receivable from clearing organization		(53,724)
Marketable securities		(922)
Prepaid expenses		(1,304)
Due from related party		(4,633)
Deposits		(3,685)
Accounts payable and accrued expenses		36,877
Deferred tax liability		(3,000)
Income taxes payable		(8,700)
Net cash (used in) operating activities		(34,472)
INVESTING ACTIVITIES		
Acquisition of fixed assets		(18,340)
Net cash (used in) investing activities		(18,340)
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
NET (DECREASE) IN CASH		(52,812)
CASH AT BEGINNING OF YEAR		120,843
CASH AT END OF YEAR	$	68,031

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for:		
Interest	$	927
Income taxes	$	5,000

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Burt Martin Arnold Securities, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, which was incorporated in the state of California on August 26, 1999, is based in Rolling Hills Estates, California.

The Company's primary source of revenue is providing brokerage services to customers. The Company also generates revenue through securities trading.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2.

Revenue recognition

Brokerage commission and market making and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations to the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Property and equipment

Property and equipment has been recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 to 7 years. Total depreciation expense for the year ended December 31, 2004 was $3,948.

Income taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result primarily from the Company being a cash basis taxpayer and using accelerated methods of depreciation for income tax purposes.

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2004. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments cash, accounts receivable, investments and accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for cash, accounts receivable, and accounts payable and accrued expenses because they are short term in nature.

Segment information

The Company follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements as it expands operations.

Note 2 – Clearing agreement

The Company has a fully disclosed relationship agreement with Fiserv Securities, Inc. (Fiserv) under which Fiserv clears all securities transactions for the Company's customers and also performs certain "back room" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to Fiserv, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from Fiserv based on the number and size of transactions. The Company pays all costs associated with transactions executed through Fiserv plus a fee per transaction based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a cash deposit with Fiserv. As of December 31, 2004, the amount of the deposit was $100,000 and is included in receivable from clearing organization.

The Company currently transacts all of its brokerage business through Fiserv. Should Fiserv not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Fiserv ability to continue to perform under the agreement as well as the creditworthiness of Fiserv. It is the Company's policy to review, as necessary, the credit standing and financial viability of Fiserv.

Note 3 – Investments in securities not readily marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2004 the company had no material investments in such securities. Because of the inherent subjectivity of these values, it is reasonably possible that a material change in such valuations could occur in the near term.

Note 4 – Property and equipment

The following is a summary of property and equipment as of December 31, 2004:

Computer equipment	$ 17,683
Furniture and fixtures	12,247
Office Equipment	5,179
	35,109
Less accumulated depreciation	(9,623)
Net property and equipment	$ 25,486

Note 5 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $167,801, which was $67,801 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to the net capital was 61.1%.

Note 6 – Rent expense

During 2004, the Company rented office space from an unrelated party on a month-to-month basis for approximately $1,485 per month. Total rent expense for the year ended December 31, 2004 was $17,824. Beginning in 2005, the Company has leased new office space to accommodate the growth of the Company. The lease expires in March 2009. The future minimum lease payments are as follows for each of the years ending December 31:

2005	$ 51,276
2006	53,328
2007	55,464
2008	57,672
2009	59,988
Total	$277,728

Note 7 – Related party transactions

During the year ended December 31, 2004, the shareholder and his wife received commission and salary payments for an aggregate total of $153,000 and automobile lease reimbursements for approximately $12,300.

Note 8 – Concentrations of credit risk

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the financial instrument held as collateral.

Burt Martin Arnold Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2004

Stockholder's equity per Statement of Financial Condition		$ 241,519
Less:	Total nonallowable assets	(73,715)
	Haircut of marketable securities	(3)
Net Capital		$ 167,801
Aggregate indebtedness - items included in financial statements		$ 102,492
Basic net capital requirement		$ 100,000
Excess net capital		$ 67,801
Ratio aggregate indebtedness to net capital		61.1%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2004:		$ 167,801

STARK ◇ WINTER ◇ SCHENKEIN

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Burt Martin Arnold Securities, Inc. (the Company) for the year ended December 31, 2004, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 25, 2004